









Michael J. Frank

Visit my website

mentors/investors across the globe.

We think you'd be a great fit and welcome you to take the next step by applying: https://form.typeform.com/to/nVN7gV6S

Typeform

Gildre Member Application

form.typeform.com

Swarna Shiv (She/Her) • 1:07 PM

Hi Michael, sure. We're raising capital right now on https://wefunder.com/unsmudgeable/ and are looking for investor introductions.

Invest in Unsmudgeable: Never Wipe Your Glasses Again™

wefunder.com

 **Jake Kostman** ···   X

Book an appointment

of Energy. The LoI is due in early January. Interested in finding the right focus topic for your technology?

 **Swarna Shiv** (She/Her) · 8:47 AM

Hi Jake, thanks for reaching out. What are the upfront costs and/ or success fees associated with using Eagle Point Funding?

--- FRIDAY ---

 **Swarna Shiv** (She/Her) · 1:08 PM

Hi Jake, also we are raising capital right now on **https://wefunder.com/unsmudgeable/**

 **Invest in Unsmudgeable: Never Wipe Your Glasses Again™**

wefunder.com

Feel free to check it out!



Swarna Shiv ████████████████████████████████   📎 Sun, Nov 24, 9:49 PM (20 hours ago)   ☆   ↰   ⋮

to mwagner, christian ▾

Matt,

Thank you for your time and financial guidance during our Saturday morning discussion. I've attached our overview pitch deck for Unsmudgeable. If you'd like our more detailed version, I'm happy to share that as well.

You can find our active [WeFunder campaign here](#), where we're currently accepting investment reservations. The campaign will open for direct investments in the coming days.

Please don't hesitate to reach out with any questions.

Best,

Swarna

Swarna Shiv

CEO | Unsmudgeable

unsmudgeable.com



One attachment • Scanned by Gmail ⓘ





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